Exhibit 4.2

INVESTORS MORTGAGE HOLDINGS, INC.
MANAGEMENT INCENTIVE PLAN

ARTICLE I	PREAMBLE
ARTICLE II	DEFINITIONS AND RULES OF CONSTRUCTION
2.1	DEFINITIONS	1
2.2	CONSTRUCTION	1
ARTICLE III	ELIGIBILITY
3.1	TOP HAT GROUP	2
3.2	CLAWBACK PROVISION	2
ARTICLE IV	GRANTS AND ALLOCATIONS
4.1	GRANT AND ALLOCATION OF SARS	3
4.2	SEPARATE ACCOUNTS	3
4.3	INTEREST	4
4.4	STATUS OF ACCOUNTS	4
ARTICLE V	VALUATION
5.1	SAR VALUE	5
5.2	SHARE VALUE	5
ARTICLE VI	VESTING
6.1	VESTING	6
6.2	FORFEITURES	7
ARTICLE VII	PAYMENT OF BENEFITS
7.1	REDEMPTIONS	7
7.2	PAYMENTS ON SEPARATION FROM SERVICE, DEATH AND DISABILITY	7
7.3	CHANGE OF CONTROL	8
7.4	ACCELERATION PROHIBITED	9
7.5	BENEFICIARY DESIGNATIONS	9
7.6	SUSPENSION AND CANCELLATION OF PAYMENTS	10
7.7	WITHHOLDING	10
7.8	DISTRIBUTIONS TREATED AS MADE UPON A DESIGNATED EVENT	10
7.9	EXCISE TAXES	10
ARTICLE VIII	ADJUSTMENT OF SARS
8.1	GENERAL	11
ARTICLE IX	ADMINISTRATION OF THE PLAN

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9.1	POWERS OF THE PLAN ADMINISTRATOR	11
9.2	CREATION OF COMMITTEE	11
9.3	LIMITATION ON POWERS	12
9.4	CHAIRMAN AND SECRETARY	12
9.5	APPOINTMENT OF AGENTS	12
9.6	MAJORITY VOTE AND EXECUTION OF INSTRUMENTS	12
9.7	ALLOCATION OF RESPONSIBILITIES	12
9.8	CONFLICT OF INTEREST	12
9.9	ACTION TAKEN BY COMPANY	13
9.10	DELEGATIONS OF AUTHORITY	13
ARTICLE X	CLAIMS REVIEW PROCEDURE
10.1	CLAIMS	13
ARTICLE XI	LIMITATION ON ASSIGNMENT; PAYMENTS TO LEGALLY INCOMPETENT DISTRIBUTEE; CORRECTIONS
11.1	ANTI-ALIENATION CLAUSE	15
11.2	PERMITTED ARRANGEMENTS	16
11.3	PAYMENT TO MINOR OR INCOMPETENT	16
11.4	UNDERPAYMENT OR OVERPAYMENT OF BENEFITS	16
ARTICLE XII	AMENDMENT MERGER AND TERMINATION
12.1	AMENDMENT	16
12.2	MERGER OR CONSOLIDATION OF COMPANY	17
12.3	TERMINATION OF PLAN	17
ARTICLE XIII	GENERAL PROVISIONS
13.1	LIMITATION ON PARTICIPANTS’ RIGHTS	17
13.2	STATUS OF PARTICIPANTS AS UNSECURED CREDITORS; SUBORDINATION	17
13.3	UNIFORM ADMINISTRATION	18
13.4	HEIRS AND SUCCESSORS	18
13.5	COMPLIANCE WITH SECTION 409A	18

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INVESTORS MORTGAGE HOLDINGS, INC.
MANAGEMENT INCENTIVE PLAN

ARTICLE I
PREAMBLE

By the adoption of this document, Investors Mortgage Holdings, Inc. (the “Company”) formally memorializes its adoption of the Investors Mortgage Holdings, Inc. Management Incentive Plan (the “Plan”), which was approved by its Board of Directors on June 29, 2007.  The purpose of the Plan is to promote the success and enhance the value of the Company by providing equity-based incentives to certain key employees by linking the personal interests of those key employees to those of the Company’s stockholders through awards of Stock Appreciation Rights (“SARs”).

The Plan is effective as of July 1, 2007 (the “Effective Date”) and only applies to an individual who terminates employment on or after the Effective Date.

ARTICLE II
DEFINITIONS AND RULES OF CONSTRUCTION

2.1           DEFINITIONS.

A number of key terms, with specialized meanings, are used throughout the Plan.  These key terms are identified by the capitalization of the initial letter of each word or the initial letter of each substantive word included in a phrase even when the word does not begin a sentence.  These key terms are defined in various Sections of the Plan or in the attached Glossary, which is incorporated into and is a part of the Plan.  All of these key terms are at least listed in the Glossary.  Whenever these key terms are used, they will be given the defined meaning unless a clearly different meaning is required by the context.

2.2           CONSTRUCTION.

The masculine gender, where appearing in the Plan, shall include the feminine gender (and vice versa), and the singular shall include the plural, unless the context clearly indicates to the contrary.  Headings and subheadings are for the purpose of reference only and are not to be considered in the construction of this Plan.  If any provision of this Plan is determined to be for any reason invalid or unenforceable, the remaining provisions shall continue in full force and effect.  All of the provisions of this Plan shall be construed in accordance with the laws of the state of Arizona and shall be administered in accordance with the laws of such state except as otherwise required by the Employee Retirement Income Security Act of 1974 (“ERISA”), the Internal Revenue Code of 1986 (the “Code”) or other federal law.  Any reference to any law shall be deemed to be a reference to that law as amended.

ARTICLE III
ELIGIBILITY

3.1           TOP HAT GROUP.

For purposes of Title I of ERISA, the Plan is intended to be an unfunded plan of deferred compensation covering a select group of management or highly compensated employees, which is referred to as the “Top Hat Group.”

3.2           CLAWBACK PROVISION.

(a)          TERMS.  By signing the Participation Agreement, each Participant will agree that the Participant shall not engage in any Prohibited Activity.  If a Participant engages in any Prohibited Activity during the “Clawback Period,” any vested or unvested SARs will be forfeited.  In addition, the Participant will forfeit any right to receive any payments for the Participant’s SARs in the future and the Participant will be required to repay to the Company any amounts paid to the Participant for the Participant’s SARs within the Clawback Period.  For purposes of this Plan, the Clawback Period includes the period during which the Participant is employed by the Company and the 12-month period beginning on the day on which the Participant’s employment with the Company terminates.

(b)          PROHIBITED ACTIVITY DEFINED.  The term “Prohibited Activity” shall mean and include each of the following:

(1)           The violation of any provision included in any agreement the Participant has entered into with the Company, or may in the future enter into with the Company, pursuant to which the Participant has agreed to refrain from soliciting or attempting to solicit away from the Company any investors in or borrowers from any fund sponsored or otherwise organized or serviced by the Company.

(2)           The violation of any provision included in any agreement the Participant has entered into with the Company, or may in the future enter into with the Company, pursuant to which the Participant has agreed to refrain from soliciting or attempting to solicit away from the Company any customer of the Company or any officer, employee or agent of the Company.

(3)           The violation of any confidentiality, proprietary information, or non-disclosure provisions included in any agreement the Participant has entered into with the Company, or may in the future enter into with the Company.

(4)           The violation of any agreement the Participant has entered into with the Company, or may in the future enter into with the Company, pursuant to which the Participant has agreed not to compete in any way with the Company.

(5)           The violation of any provision included in any agreement the Participant has entered into with the Company, or may in the future enter into with the Company, pursuant to which the Participant has agreed to assign to the Company all rights to any copyrightable or patentable work the Participant invents, improves or otherwise works on using the Company’s resources during the Participant’s employment with the Company.

ARTICLE IV
GRANTS AND ALLOCATIONS

4.1           GRANT AND ALLOCATION OF SARS.

(a)          GRANT OF SARS.  No more than 1,000,000 SARs will be available for grant under the Plan.  Subject to the limitation on the total number of SARs that may be granted pursuant to the Plan, the number of SARs awarded to any Participant shall be determined by the Plan Administrator, in its sole discretion.  If any SARs are forfeited pursuant to Section 6.2 (Forfeitures) or Section 3.2 (Clawback Provision), the forfeited SARs will become available for future grants.

(b)          ALLOCATION OF SARS.  Prior to the beginning of each Plan Year, or prior to the Effective Date in the first Plan Year, the Plan Administrator shall select the individuals who will be entitled to share in the allocation of SARs for that Plan Year.  In selecting these individuals, the Plan Administrator shall assure that each selected individual is properly included in the “Top Hat Group” referred to in Section 3.1 (Top Hat Group). The Plan Administrator’s selections shall be made in its discretion and shall be final and binding for all purposes under this Plan.  Once the individuals are selected, the SARs granted for that Plan Year will be distributed among the individuals in a manner determined by the Plan Administrator, in its sole discretion.  The Plan Administrator, in its sole discretion, may make multiple grants of SARs to the same Participant in multiple years.

(c)          PARTICIPATION AGREEMENT.  Each grant of SARs will be evidenced by a Participation Agreement executed by the Participant.  Oral grants of SARs shall not be permitted and any purported oral grant shall be void.  The Participation Agreement shall set forth the number of SARs awarded to the Participant and the terms of the award, including the date of the grant (which typically will be either the Effective Date or the January 1 of the year in which the grant is made).  In the Participation Agreement, the Plan Administrator, in the exercise of its discretion, may prescribe special terms that are to apply to that particular grant, which terms may be inconsistent with the provisions of this Plan.  The terms of the individual Participation Agreement shall control to the extent the terms are inconsistent with the Plan document.  The Participation Agreement and the Plan document shall constitute the entire, final and complete agreement between the Participant and the Company with respect to the terms of the award and the Participant’s rights.

4.2           SEPARATE ACCOUNTS.

(a)          CREDITING OF SARS.  The Plan Administrator shall maintain an Account for each Participant.  As of the last day of each Plan Year, a Participant’s Account shall be credited with the number of SARs granted to the Participant with respect to that Plan Year and all prior Plan Years.

(b)           CONVERSION TO DOLLAR AMOUNT – SPECIFIED DATE REDEMPTION.  As of each  Specified Redemption Date described in Section 7.1 (Specified Date Redemptions), the vested SARs credited to the Participant’s Account that are to be redeemed on that Specified Redemption Date will be valued in accordance with Section 5.1 (SAR Value).  For this purpose, the Share Value as of the immediately preceding Valuation Date will be used.  The aggregate dollar value then will be credited to the Participant’s Account and the Participant’s redeemed SARs will be canceled.

(c)          CONVERSION TO DOLLAR AMOUNT – SEPARATION FROM SERVICE, DEATH AND DISABILITY.  As of a Participant’s Separation from Service, death or Disability, as the case may be, the vested SARs credited to the Participant’s Account will be valued in accordance with Section 5.1 (SAR Value).  For this purpose, the Share Value as of the immediately preceding Valuation Date will be used.  The aggregate dollar value will then be credited to the Participant’s Account and the Participant’s SARs will be canceled.  As provided in Section 6.2 (Forfeitures), any unvested SARs will be forfeited.  In addition, in order to receive an allocation of SARs for any Plan Year, the Participant must be employed by the Company on the last day of the Plan Year for which the SARs are to be allocated.  As a result, any SARs awarded for the Plan Year in which the Separation from Service, death or Disability occurs also will be forfeited.  In the future, the Participant’s Account will be charged with any distributions made pursuant to Article VII (Payment of Benefits) and it will be credited with interest in accordance with Section 4.3 (Interest).  Except as otherwise specifically provided in this Plan document, the crediting of interest and charges for distributions shall be made in accordance with such procedures as may be adopted by the Plan Administrator.  Such procedures shall be uniform and consistent as applied to all Participants who have an Account at the time, but the procedures may be changed from time to time by the Plan Administrator.

(d)          CONVERSION TO DOLLAR AMOUNT – CHANGE OF CONTROL.  As provided in Section 7.3(b) (Change of Control – Credit to Account), if a Change of Control occurs, the Participant’s SARs will become fully vested and a dollar amount, calculated in accordance with Section 7.3 (Change of Control), will be credited to the Participant’s Account.

(e)          SUBACCOUNTS.  The Plan Administrator may create such other subaccounts as the Plan Administrator deems to be appropriate.

4.3           INTEREST.

Any dollar amounts credited to a Participant’s Account pursuant to Section 4.2(c) (Separate Accounts – Conversion to Dollar Amount – Separation from Service, Death and Disability) will be credited with interest as of the last day of each calendar year.  No interest will be credited on SARs or on amounts credited to a Participant’s Account pursuant to Section 4.2(b) (Separate Accounts – Conversion to Dollar Amount – Specified Date Redemption) or Section 4.2(d) (Separate Accounts – Conversion To Dollar Amount – Change Of Control).  The applicable interest rate shall be six percent, compounded annually.

4.4           STATUS OF ACCOUNTS.

The Accounts are bookkeeping accounts only.  The Company is not under any obligation to set aside any assets to fund its obligations under this Plan.

ARTICLE V
VALUATION

5.1           SAR VALUE.

As of any Valuation Date, the value of a particular SAR shall equal the difference between (a) the Share Value as of the Valuation Date and (b) the Base Value for the SAR.  The Base Value for a SAR shall be set forth in the Participation Agreement reflecting the grant of that SAR.  If the Base Value is not specified in the Participation Agreement, the Base Value shall equal the Share Value (determined on a post-split basis even if the date of the valuation precedes the date on which the stock split is effective) as of the December 31 prior to the effective date of the grant of the SAR.  The Plan Administrator shall maintain records of the Base Value for each SAR grant.  As a general rule, the Base Value for the initial grants of SARs will be determined as of December 31, 2006; however, exceptions can be made by the Plan Administrator, in its sole discretion, on a Participant-by-Participant basis by specifying a different Base Value in the Participant’s Participation Agreement.

5.2           SHARE VALUE.

(a)          CALCULATION OF SHARE VALUE.  The “Share Value” shall be determined by the Board of Directors of the Company as of the last day of each fiscal year.  In calculating the Share Value, the Board of Directors shall use the following three-step formula:

(1)           The first step in the calculation of the Share Value is to calculate the Fair Market Enterprise Value of the Company.  The Fair Market Enterprise Value of the Company shall be an amount equal to four times the Company’s pre-tax earnings for the trailing 12-month period, calculated in accordance with Generally Accepted Accounting Principles (“GAAP”).

(2)           The second step is to divide the amount determined pursuant to the first step by the number of issued and outstanding shares of Company stock (determined on a post split basis even if the date of the valuation precedes the date on which the stock split is effective) on the date as of which the Share Value is being determined.

(3)           The third step is to reduce the amount determined pursuant to step one by 35% to reflect a combined or aggregate marketability and minority interest discount.  For example, if the amount determined pursuant to the second step is $100.00, the Base Value will be $65.00 ($100.00 – ($100 x .35) = $65.00).

(b)          BOARD DETERMINATION CONCLUSIVE.  As noted above, the Share Value shall be determined by the Board of Directors in the exercise of its discretion.  Any determinations made by the Board of Directors in good faith shall be binding and conclusive on Participants and any individual or entity claiming through a Participant.

(c)          RIGHT TO ALTER VALUATION PROVISIONS.  The Company believes that the provisions of this Section provide for a fair valuation of the Company.  Nevertheless, circumstances change and the Company reserves the right to alter the valuation provisions of this Section if the Board of Directors, in the exercise of its good faith judgment and based on the advice of an independent valuation consultant (“Valuation Consultant”) selected by the Board of Directors, determines that the provisions of this Section no longer produce a fair value for the Company.  If the Board of Directors determines that the provisions of this Section should be modified, it will so notify the Participants and provide the Participants with a written explanation of the proposed changes.  The Participants shall be given the opportunity to comment on the changes.  After considering the Participants’ comments, the Board of Directors will unilaterally amend the provisions of this Section to implement modifications that in its judgment, after taking into consideration the Participants’ comments and the comments of the Valuation Consultant, are fair and equitable.

ARTICLE VI
VESTING

6.1           VESTING.

(a)          INITIAL GRANTS OF SARS.  Subject to paragraphs (c) and (d), the SARs granted to any Participant in the initial Plan Year will vest according to the following schedule:

(1)           One-fifth of the SARs became vested on December 31, 2007;

(2)           One-fifth of the SARs will vest on December 31, 2008;

(3)           One-fifth of the SARs will vest on December 31, 2009;

(4)           One-fifth of the SARs will vest on December 31, 2010; and

(5)           The final one-fifth of the SARs will vest on December 31, 2011.

(b)          FUTURE GRANTS OF SARS.  Each new grant of SARs will start a new vesting period.  SARs granted to any Participant in any subsequent Plan Year will vest according to the following schedule:

(1)           One-fifth of the SARs will vest on the last day of the Plan Year for which the SARs are granted;

(2)           One-fifth of the SARs will vest on the last day of the first Plan Year following the Plan Year in which the SARs are granted;

(3)           One-fifth of the SARs will vest on the last day of the second Plan Year following the Plan Year in which the SARs are granted;

(4)           One-fifth of the SARs will vest on the last day of the third Plan Year following the Plan Year in which the SARs are granted; and

(5)           The final one-fifth of the SARs will vest on the last day of the fourth Plan Year following the Plan Year in which the SARs are granted.

(c)          FULL VESTING.  A Participant shall have a fully vested interest in the SARs  awarded to him or her upon the first to occur of the following events:

(1)           The Participant’s death while in the employment of the Company; or

(2)           The Participant’s attainment of Normal Retirement Age while in employment of the Company; or

(3)           The closing of a transaction that results in a Change of Control pursuant to Section 7.3 (Change of Control).

(d)          SPECIAL VESTING PROVISIONS.  The generally applicable vesting provisions set forth above may be modified in the Participation Agreement applicable to a particular award of SARs.

6.2           FORFEITURES.

A Participant will forfeit all unvested SARs upon the Participant’s Separation from Service.  A Participant also will forfeit all SARs, whether vested or unvested, and any future payments due pursuant to the remaining provisions of the Plan with respect to SARs, if (a) the Participant is terminated for Cause or (b) the Participant violates the terms of Section 3.2 (Clawback Provision).

ARTICLE VII
PAYMENT OF BENEFITS

7.1           REDEMPTIONS.

(a)          SPECIFIED DATE REDEMPTIONS.  The Company will redeem a Participant’s vested SARs in five installments beginning on the fifth anniversary of the date of grant for such SARs. One-fifth of the SARs will be redeemed by the Company on the fifth anniversary of the date of grant and an additional one-fifth of the SARs will be redeemed on each of the sixth, seventh, eighth and ninth anniversaries of the date of grant of such SARs.  Each of the dates on which the Company redeems a Participant’s SARs pursuant to this Section shall be referred to in this Plan as a “Specified Redemption Date.”  A different set of Specified Redemption Dates will apply to each separate grant of SARs.  As of each Specified Redemption Date, the redeemed SARs will be cancelled and the value of the redeemed SARs will be allocated to the Participant’s Account in accordance with Section 4.2(b) (Separate Accounts – Conversion to Dollar Amount – Specified Date Redemptions).  The amount allocated to the Participant’s Account then will be paid in accordance with Section 7.1(b) (Redemptions – Form of Payment).

(b)           FORM OF PAYMENT. Within 90 days following each Specified Redemption Date, the amount allocated to the Participant’s Account pursuant to Section 4.2(b) (Separate Accounts – Conversion to Dollar Amount – Specified Date Redemptions) as of that Specified Redemption Date will be paid to the Participant in a single lump sum.

7.2           PAYMENTS ON SEPARATION FROM SERVICE, DEATH AND DISABILITY.

(a)          RULES FOR OTHER DISTRIBUTION EVENTS.  If a Participant incurs a Separation from Service, dies or becomes Disabled, the provisions of Section 7.1 (Redemptions) no longer will apply.  Instead, all of the Participant’s remaining vested SARs will be cancelled and the value of the cancelled SARs will be allocated to the Participant’s Account in accordance with Section 4.2(c) (Separate Accounts – Conversion to Dollar Amount – Separation from Service, Death and Disability).  Distributions to the Participant will then begin in accordance with the following provisions:

(1)           TERMINATION BENEFIT.  If a Participant incurs a Separation from Service for reasons other than death or Disability, the Participant shall be entitled to begin receiving distributions in accordance with Section 7.2(c) within 90 days following the Participant’s Separation from Service.  If at the time of the Participant’s Separation from Service, the Company or any Affiliate has any stock which is publicly traded on an established securities market or otherwise, and if the Participant is considered to be a “Specified Employee,” the distributions to the Participant shall not commence prior to the first business day following the date which is six months after the date of the Participant’s Separation from Service.

(2)           DEATH BENEFIT.  Upon a Participant’s death prior to any other Separation from Service, the Participant’s Beneficiary shall be entitled to begin receiving distributions in accordance with Section 7.2(c) within 90 days following the day on which the Plan Administrator receives notice acceptable to it of the Participant’s death.

(3)           DISABILITY BENEFIT.  Upon a Participant’s becoming Disabled prior to any other Separation from Service, the Participant shall be entitled to begin receiving distributions in accordance with Section 7.2(c) within 90 days after the Plan Administrator receives written verification acceptable to it of the Participant’s Disability.

(b)          AMOUNT.  The payments to which a Participant (or the Participant’s Beneficiary in the case of the Participant’s death) is entitled pursuant to Section 7.2(a) shall be based on the value of the Participant’s Account, determined in accordance with Section 4.2(c) (Separate Accounts – Conversion to Dollar Amount – Separation from Service, Death and Disability).

(c)          FORM OF PAYMENT.  The Participant will receive a distribution in five equal annual installments.  The first installment shall be equal to 20% of the total amount initially due pursuant to Section 7.2(b).  Each remaining installment will equal the value of the Participant’s Account as of the prior December 31, divided by the number of installments remaining.  The first installment shall be made at the time specified in accordance with Section 7.2(a).  The subsequent installments shall be paid on or within 30 days of the anniversaries of the date of the first installment, provided that in all circumstances the installment payment will be made in the same calendar year as the applicable anniversary date.  Installment payments also shall be subject to such other uniform rules and procedures, if any, as may be adopted by the Plan Administrator from time to time.

7.3           CHANGE OF CONTROL.

(a)          APPLICABILITY.  The provisions of this Section apply only in the event of a Change of Control.

(b)          CREDIT TO ACCOUNT.  If a Change of Control occurs, all vested and unvested SARs will be canceled.  In exchange for the canceled SARs, the Plan Administrator will credit the Participant’s Account with an amount equal to the aggregate value (calculated in accordance with Section 7.3(d) rather than Article V (Valuation)) of the Participant’s SARs.

(c)          TIMING AND METHOD OF PAYMENT.  Generally, the Participant’s Account shall be paid on the same schedule used for making payments to shareholders.  Nevertheless, the Participant shall receive payment in full pursuant to this Section on or before the fifth anniversary of the date of the closing of the transaction which gives rise to a Change of Control.

(d)          ALTERNATE VALUATION.  If a Change of Control occurs, the general valuation provisions of Section 5.2 (Share Value) shall not apply.  Instead, the Share Value shall be deemed to be the “Deal Value.”  For this purpose, the “Deal Value” will be the value of the aggregate consideration that would be received by an owner of the Company from the purchaser and the Company for one share of the Company if immediately following the transaction the Company distributed any remaining assets in a complete liquidation after paying all of its outstanding debts and liabilities, including the amounts due pursuant to this Plan, any corporate level tax liabilities and any costs or expenses of the transaction.  Any assets actually or hypothetically distributed in kind will be valued at fair market value.  The Deal Value will be conclusively determined by an independent certified public accountant selected by the Company.

(e)          SPECIAL RULES.  The general purpose of this Section is to treat a Participant the same as a shareholder of the Company in the event of a Change of Control.  Since the Company cannot contemplate all of the circumstances that might lead to a Change of Control, the Board of Directors reserves the right to make such adjustments as it determines to be necessary to accomplish this overriding general purpose as long as such adjustment does not violate the provisions of Section 409A of the Code.

7.4           ACCELERATION PROHIBITED.

Notwithstanding any other provision of this Plan to the contrary, neither the time nor the schedule of any payment under this Plan may be accelerated or subject to a further deferral except as provided in Treas. Reg. § 1.409A-3(j)(4).

7.5           BENEFICIARY DESIGNATIONS.

Each Participant shall have the right to designate, on forms supplied by and delivered to the Plan Administrator, a Beneficiary or Beneficiaries to receive his benefits hereunder in the event of the Participant’s death.  Each Participant may change his Beneficiary designation from time to time in the manner described above.  Upon receipt of such designation by the Plan Administrator, such designation or change of designation shall become effective as of the date of the notice, whether or not the Participant is living at the time the notice is received.  There shall be no liability on the part of the Company or the Plan Administrator with respect to any payment authorized by the Plan Administrator in accordance with the most recent valid Beneficiary designation of the Participant in its possession before receipt of a more recent and valid Beneficiary designation.  If no designated Beneficiary is living when benefits become payable, or if there is no designated Beneficiary, the Beneficiary shall be the Participant’s spouse; or if no spouse is then living, such Participant’s issue, including any legally adopted child or children, in equal shares by right of representation; or if no such designated Beneficiary and no such spouse or issue is living upon the death of a Participant, or if all such persons die prior to the full distribution of such Participant’s benefits, then the Beneficiary shall be the estate of the Participant.

7.6           SUSPENSION AND CANCELLATION OF PAYMENTS.

In the event that a Participant violates the terms of Section 3.2 (Clawback Provision), the Board of Directors, by written notice to the Participant, may cause further benefits under this Plan to be cancelled and forfeited.

7.7           WITHHOLDING.

The Company is authorized to withhold from any payments called for by this Plan all withholding and other taxes due to the federal and any state governments and to take such other action as the Company may deem necessary or advisable to enable the Company and the Participants to satisfy obligations for the payment of withholding taxes and other tax liabilities relating to any payment.

7.8           DISTRIBUTIONS TREATED AS MADE UPON A DESIGNATED EVENT.

If the Company fails to make any distribution provided for by Section 7.1 (Redemptions), Section 7.2 (Payments on Separation from Service, Death and Disability), or Section 7.3 (Change of Control) either intentionally or unintentionally, within the time period specified in the Plan, but the payment is made within the same calendar year, such distribution will be treated as made within the time period specified in the Plan pursuant to Treas. Reg. § 1.409A-3(d).  In addition, if a distribution is not made due to a dispute with respect to such distribution, the distribution may be delayed in accordance with Treas. Reg. § 1.409A-3(g).

7.9           EXCISE TAXES.

The Code might place significant tax burdens on both the Participant and the Company if the total payments made to the Participant that are contingent on certain change of control events described in Section 280G of the Code exceed prescribed limits.  For example, if a Participant’s “base period income” (as defined in Section 280G) is $200,000, the Participant’s limit or “Cap” is $599,999.  If certain payments to the Participant exceed the Cap by even $1.00, the Participant is subject to an excise tax under Section 4999 of the Code of 20% of all amounts paid to the Participant in excess of $200,000.  In other words, if the Participant’s Cap is $599,999, the Participant will not be subject to an excise tax if the Participant receives exactly $599,999.  If the Participant receives $600,000, the Participant will be subject to an excise tax of $80,000 (20% of $400,000).

These limitations do not presently apply to the Participants or the Company due to various available exceptions.  However, in the event that a Change of Control involving the Company does result in a Section 280G Event and payments to the Participant as a result of such event exceed the Section 280G Cap, the Company’s Board of Directors will consider the advisability of providing the Participants with some financial assistance to enable them to pay the excise tax, such as through the addition of a so-called “gross-up” provision.  At the present time, though, the Company has not undertaken any obligation to provide a gross-up payment and the Participants are advised of the potential risk posed by these rules.

ARTICLE VIII
ADJUSTMENT OF SARS

8.1           GENERAL.

In the event of any stock dividend, stock split or any other reorganization or combination of shares of common stock, the Plan Administrator shall make appropriate adjustment in the aggregate number of SARs that may be awarded under this Plan, and in the number of SARs that have been awarded to Participants; provided, however, that the Plan Administrator shall not be required to establish any fractional SARs.

ARTICLE IX
ADMINISTRATION OF THE PLAN

9.1           POWERS OF THE PLAN ADMINISTRATOR.

(a)          GENERAL POWERS OF PLAN ADMINISTRATOR. The Plan Administrator shall have the power and discretion to perform the duties assigned to it in this Plan or required for proper administration of the Plan and shall have all powers necessary to enable it to properly carry out such duties.  Without limiting the generality of the foregoing, the Plan Administrator shall have the power and discretion to construe and interpret this Plan, to hear and resolve claims relating to the Plan and to decide all questions and disputes arising under the Plan.  The Plan Administrator shall determine, in its discretion, the status and rights of a Participant, and the identity of the Beneficiary or Beneficiaries entitled to receive any benefits payable on account of the death of a Participant.

(b)          DESIGNATION OF PARTICIPANTS AND GRANTS OF UNITS.  The Plan Administrator also shall have the discretion to select or exclude individuals from participation in the Plan and to determine the number of SARs, if any, that shall be awarded or made available to a Participant.

(c)          DECISIONS CONCLUSIVE.  The decisions of the Plan Administrator upon all matters within the scope of its authority shall be binding and conclusive upon all persons.

9.2           CREATION OF COMMITTEE.

The Company may appoint a committee to perform some or all of the duties of the Plan Administrator by the adoption of appropriate Board of Directors resolutions.  The committee must consist of at least two members, and they shall hold office during the pleasure of the Board of Directors.  The committee members shall serve without compensation but shall be reimbursed for all expenses by the Company.  The committee shall conduct itself in accordance with the provisions of this Article IX.  The members of the committee may resign with 30 days notice in writing to the Company and may be removed immediately at any time by written notice from the Company.

9.3           LIMITATION ON POWERS.

If the Company appoints a committee to serve as the Plan Administrator, all decisions of the committee concerning the selection of Participants under Section 3.1 (Top Hat Group) and grants of SARs under Section 4.1 (Grant and Allocation of SARs) and the terms of any awards of SARs shall be advisory only and shall be subject to the prior approval of the Board of Directors or its designee.

9.4           CHAIRMAN AND SECRETARY.

The committee shall elect a chairman from among its members and shall select a secretary who is not required to be a member of the committee and who may be authorized to execute any document or documents on behalf of the committee.  The secretary of the committee or his designee shall record all acts and determinations of the committee and shall preserve and retain custody of all such records, together with such other documents as may be necessary for the administration of this Plan or as may be required by law.

9.5           APPOINTMENT OF AGENTS.

The committee may appoint such other agents, who need not be members of the committee, as it may deem necessary for the effective performance of its duties, whether ministerial or discretionary, as the committee may deem expedient or appropriate.  The compensation of any agents who are not employees of the Company shall be fixed by the committee within any limitations set by the Board of Directors.

9.6           MAJORITY VOTE AND EXECUTION OF INSTRUMENTS.

In all matters, questions and decisions, the action of the committee shall be determined by a majority vote of its members.  They may meet informally or take any ordinary action without the necessity of meeting as a group.  All instruments executed by the committee shall be executed by a majority of its members or by any member of the committee designated to act on its behalf.

9.7           ALLOCATION OF RESPONSIBILITIES.

The committee may allocate responsibilities among its members or designate other persons to act on its behalf.  Any allocation or designation, however, must be set forth in writing and must be retained in the permanent records of the committee.

9.8           CONFLICT OF INTEREST.

No member of the committee who is a Participant shall take any part in any action in connection with his participation as an individual.  Such action shall be voted or decided by the remaining members of the committee.

9.9           ACTION TAKEN BY COMPANY.

Any action to be taken by the Company shall be taken by resolution adopted by the Board of Directors; provided, however, that by resolution the Board of Directors may delegate to any committee of the Board or any officer of the Company the authority to take any actions hereunder.

9.10           DELEGATIONS OF AUTHORITY.

All delegations of responsibility set forth in this document regarding the determination of benefits and the interpretation of the terms of the Plan confer discretionary authority upon the Plan Administrator.

ARTICLE X
CLAIMS REVIEW PROCEDURE

10.1           CLAIMS.

(a)          INITIAL CLAIM.  A Participant or Beneficiary entitled to benefits need not file a written claim to receive benefits.  If a Participant, Beneficiary or any other person (all of whom are referred to in this Section as a “Claimant”) is dissatisfied with the determination of his benefits, eligibility, participation or any other right or interest under this Plan, such person may file a written statement setting forth the basis of the claim with the Plan Administrator.  The Plan Administrator will notify the Claimant of the disposition of the claim within 90 days after the request is filed with the Plan Administrator.  The Plan Administrator may have an additional period of up to 90 days to decide the claim if the Plan Administrator determines that special circumstances require an extension of time to decide the claim and the Plan Administrator advises the Claimant in writing of the need for an extension (including an explanation of the special circumstances requiring the extension) and the date on which it expects to decide the claim.  If, following the review, the claim is denied, in whole or in part, the notice of disposition shall set forth:

(1)           the specific reason(s) for denial of the claim;

(2)           reference to the specific Plan provisions upon which the determination is based;

(3)           a description of any additional material or information necessary for the Claimant to perfect the claim and an explanation of why such material or information is necessary; and

(4)           an explanation of the Plan’s appeal procedures, and an explanation of the time limits applicable to the Plan’s appeal procedures, including a statement of the Claimant’s right to bring a civil action under Section 502(a) of ERISA.

(b)          APPEAL OF ADVERSE BENEFIT DETERMINATION.

(1)           Within 60 days after receiving the written notice of the disposition of the claim described in paragraph (a), the Claimant, or the Claimant’s authorized representative, may appeal such denied claim.  The Claimant may submit a written statement of his claim (including any written comments, documents, records and other information relating to the claim) and the reasons for granting the claim to the Plan Administrator.  The Plan Administrator shall have the right to request of and receive from the Claimant such additional information, documents or other evidence as the Plan Administrator may reasonably require.  If the Claimant does not request an appeal of the denied claim within 60 days after receiving written notice of the disposition of the claim as described in paragraph (a), the Claimant shall be deemed to have accepted the disposition of the claim and such written disposition will be final and binding on the Claimant and anyone claiming benefits through the Claimant, unless the Claimant shall have been physically or mentally incapacitated so as to be unable to request review within the 60-day period.  The appeal shall take into account all comments, documents, records and other information submitted by the Claimant relating to the claim, without regard to whether such documents, records or other information were submitted or considered in the initial benefit determination or the initial review.

(2)           A decision on appeal to the Plan Administrator shall be rendered in writing by the Plan Administrator ordinarily not later than 60 days after the Claimant requests review.  A written copy of the decision shall be delivered to the Claimant.  If special circumstances require an extension of the ordinary period, the Plan Administrator shall so notify the Claimant of the extension with such notice containing an explanation of the special circumstances requiring the extension and the date by which the Plan Administrator expects to render a decision.  Any such extension shall not extend beyond 60 days after the ordinary period.  The period of time within which a benefit determination on review is required to be made shall begin at the time an appeal is filed in accordance with the provisions of paragraph (b)(1) above, without regard to whether all the information necessary to make a decision on appeal accompanies the filing.

If the appeal to the Plan Administrator is denied, in whole or in part, the decision on appeal referred to in the first sentence of this paragraph (2) shall set forth:

(A)           the specific reason(s) for denial of the claim;

(B)           reference to the specific Plan provisions upon which the denial is based;

(C)           a statement that the Claimant is entitled to receive, upon request and free of charge, reasonable access to, and copies of, all documents, records, and other information relevant to the Claimant’s claim for benefits; and

(D)           a statement of the Claimant’s right to bring a civil action under Section 502(a) of ERISA.

(c)          RIGHT TO EXAMINE PLAN DOCUMENTS AND TO SUBMIT MATERIALS.  In connection with the determination of a claim, or in connection with review of a denied claim or appeal pursuant to this Section 10.1, the Claimant may examine this Plan and any other pertinent documents generally available to Participants relating to the claim and may submit written comments, documents, records and other information relating to the claim for benefits.  The Claimant also will be provided, upon request and free of charge, reasonable access to, and copies of, all documents, records, and other information relevant to the Claimant’s claim for benefits with such relevance to be determined in accordance with Section 10.1(d) (Claims – Relevance).

(d)          RELEVANCE.  For purpose of this Section 10.1, documents, records, or other information shall be considered “relevant” to a Claimant’s claim for benefits if such documents, records or other information:

(1)           were relied upon in making the benefit determination;

(2)           were submitted, considered, or generated in the course of making the benefit determination, without regard to whether such documents, records or other information were relied upon in making the benefit determination; or

(3)           demonstrate compliance with the administrative processes and safeguards required pursuant to this Section 10.1 regarding the making of the benefit determination.

(e)          DECISIONS FINAL; PROCEDURES MANDATORY.  To the extent permitted by law, a decision on review or appeal shall be binding and conclusive upon all persons whomsoever.  To the extent permitted by law, completion of the claims procedures described in this Section 10.1 shall be a mandatory precondition that must be complied with prior to commencement of a legal or equitable action in connection with the Plan by a person claiming rights under the Plan or by another person claiming rights through such a person.  The Plan Administrator may, in its sole discretion, waive these procedures as a mandatory precondition to such an action.

(f)          TIME FOR FILING LEGAL OR EQUITABLE ACTION.  Any legal or equitable action filed in connection with the Plan by a person claiming rights under the Plan or by another person claiming rights through such a person must be commenced not later than the earlier of:  (1) the shortest applicable statute of limitations provided by law; or (2) two years from the date the written copy of the Plan Administrator’s decision on review is delivered to the Claimant in accordance with Section 10.1(b) (Claims – Appeal of Adverse Benefit Determination).

ARTICLE XI
LIMITATION ON ASSIGNMENT; PAYMENTS TO LEGALLY
INCOMPETENT DISTRIBUTEE; CORRECTIONS

11.1           ANTI-ALIENATION CLAUSE.

No benefit which shall be payable under the Plan to any person shall be subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance or charge, and any attempt to anticipate, alienate, sell, transfer, assign, pledge, encumber, charge or otherwise dispose of the same shall be void.  No benefit shall in any manner be subject to the debts, contracts, liabilities, engagements or torts of any person, nor shall it be subject to attachment or legal process for or against any person, except to the extent as may be required by law.

11.2           PERMITTED ARRANGEMENTS.

Section 11.1 (Anti-Alienation Clause) shall not preclude arrangements for the withholding of taxes from benefit payments, arrangements for the recovery of benefit overpayments, or arrangements for direct deposit of benefit payments to an account in a bank, savings and loan association or credit union (provided that such arrangement is not part of an arrangement constituting an assignment or alienation).

11.3           PAYMENT TO MINOR OR INCOMPETENT.

Whenever any benefit which shall be payable under the Plan is to be paid to or for the benefit of any person who is then a minor or determined by the Plan Administrator to be incompetent by qualified medical advice, the Plan Administrator need not require the appointment of a guardian or custodian, but shall be authorized to cause the same to be paid over to the person having custody of the minor or incompetent, or to cause the same to be paid to the minor or incompetent without the intervention of a guardian or custodian, or to cause the same to be paid to a legal guardian or custodian of the minor or incompetent if one has been appointed or to cause the same to be used for the benefit of the minor or incompetent.

11.4           UNDERPAYMENT OR OVERPAYMENT OF BENEFITS.

In the event that, through mistake or computational error, benefits are underpaid or overpaid, there shall be no liability for any more than the correct amount of benefits under the Plan.  Overpayments may be deducted from future payments under the Plan, and underpayments may be added to future payments under the Plan.

ARTICLE XII
AMENDMENT MERGER AND TERMINATION

12.1           AMENDMENT.

The Company shall have the right at any time, by an instrument in writing duly executed, acknowledged and delivered to the Plan Administrator, to modify, alter or amend this Plan, in whole or in part, prospectively or retroactively; provided, however, that the duties and liabilities of the Plan Administrator shall not be substantially increased without its written consent; and provided further that the amendment shall not reduce any Participant’s vested interest in his or her SARs, calculated as of the date on which the amendment is adopted.

Section 409A of the Code imposes new requirements on non-qualified deferred compensation plans.  If such requirements are not satisfied, a Participant’s tax liability could be accelerated and substantially increased.  If the Company determines that any provision of this Plan could require the Participant to pay tax on amounts due pursuant to this Plan before the Participant’s receipt of such amounts, or subject the Participant to any additional taxes or penalties, or impose any other material adverse tax consequences on the Participant or the Company which may be avoided by modifying the terms of the Plan, the Company may amend the Plan, either prospectively or retroactively, for the purpose of avoiding such adverse tax consequences.  No such modification shall deprive the Participant of the economic benefits due under this Plan.

12.2           MERGER OR CONSOLIDATION OF COMPANY.

The Plan shall not be automatically terminated by the Company’s acquisition by or merger into any other employer.  Instead the Plan may be continued after such acquisition or merger if the successor employer elects and agrees to continue the Plan.  All rights to amend, modify, suspend, or terminate the Plan shall be transferred to the successor employer, effective as of the date of the merger.

12.3           TERMINATION OF PLAN.

It is the expectation of the Company that this Plan will be continued indefinitely.  However, continuance of the Plan is not assumed as a contractual obligation of the Company and the right is reserved at any time to terminate this Plan.  The termination of this Plan shall not deprive any Participant of his vested interest in his Account, determined in accordance with the provisions of Article VI (Vesting) as of the date of the termination.  A Participant’s vested interest will be determined as of the date of the termination and will not increase thereafter.

Except as otherwise determined by the Company in compliance with Section 409A, the termination of the Plan shall not result in an immediate payment to Plan Participants.  Rather, payments shall only be made in accordance with the provisions of Section 7.1 (Redemptions), Section 7.2 (Payments on Separation from Service, Death and Disability), or Section 7.3 (Change of Control).

ARTICLE XIII
GENERAL PROVISIONS

13.1           LIMITATION ON PARTICIPANTS’ RIGHTS.

Participation in the Plan shall not give any Participant the right to be retained in the Company’s employ or any right to the grant of a particular number of SARs or to the grant of any SARs in any particular year.  The Company reserves the right to dismiss any Participant without any liability for any claim against the Company.

13.2           STATUS OF PARTICIPANTS AS UNSECURED CREDITORS; SUBORDINATION.

No assets of the Company will be segregated from the general assets of the Company for the payment of benefits under this Plan.  If the Company acquires any insurance policies or other investments to assist it in meeting its obligations to Participants, those policies or other investments will nonetheless remain part of the general assets of the Company.  Participation in this Plan does not make any Participant a shareholder of the Company and for all purposes Participants shall be treated as general unsecured creditors of the Company.  The interests of the Participants, and their claims against the Company for any payments due pursuant to this Plan, shall be subordinated to any amounts due to any financial institution or other party that has loaned money to the Company other than in connection with the sale of goods or services to the Company.

13.3           UNIFORM ADMINISTRATION.

Whenever in the administration of the Plan any action is required by the Plan Administrator, such action shall be uniform in nature as applied to all persons similarly situated.

13.4           HEIRS AND SUCCESSORS.

All of the provisions of this Plan shall be binding upon all persons who shall be entitled to any benefits hereunder, and their heirs and legal representatives.

13.5           COMPLIANCE WITH SECTION 409A.

This Plan shall be administered in compliance with Section 409A of the Code and each provision of the Plan shall be interpreted, to the extent possible, to comply with Section 409A of the Code.

To signify its adoption of this Plan, the Company has caused this Plan document to be executed by a duly authorized officer of the Company on this _____ day of ______, 2008.

INVESTORS MORTGAGE HOLDINGS, INC.

By_______________________________________
   Its______________________________________

a.           GLOSSARY

(a)          “Affiliate” means (1) a corporation which is a member of the same controlled group of corporations (within the meaning of Section 414(b) of the Code) as is the Company, and (2) any other trade or business (whether or not incorporated) controlling, controlled by, or under common control with the Company (within the meaning of Section 414(c) of the Code).

(b)          “Beneficiary” means the individual(s) or entity that a Participant, in his most recent written designation filed with the Plan Administrator, shall have designated to receive his benefit under the Plan in the event of his death.

(c)          “Board of Directors” means the Board of Directors of the Company.

(d)          “Cause” means the termination of a Participant’s service to the Company or any Affiliate for any one or more of the following reasons:

(1)           Substantiated, material and intentional theft or embezzlement from the Company, any Affiliate, or any entity that provides goods or services to, receives goods or services from, or otherwise deals with the Company or any Affiliate; or

(2)           The commission of any felony (excluding traffic offenses other than those involving driving under the influence of alcohol or drugs) involving moral turpitude that materially damages the goodwill of the Company in the community; or

(3)           Substantiated, material and intentional fraud directed at the Company, any Affiliate, or any individual or entity that provides goods or services to, receives goods or services from, or otherwise deals with the Company or any Affiliate; or

(4)           The repeated and material violation by the Participant of any agreement with the Company or any Affiliate, any policies of the Company or any Affiliate, or any directives of the Board of Directors of the Company.  A violation will not be considered to be “repeated” unless such violation has occurred more than once and after receipt of written notice from the Company of such violation.

If the Company or any Affiliate terminates the Participant’s employment for Cause, it will provide the Participant with a written Notice of Termination that specifies the basis or bases on which the Company is electing to terminate the Participant.  The Participant may then challenge the Company’s decision in accordance with the claims review procedures of Section 10.1 (Claims).

(e)          “Change of Control” means any one or more of the following events:

(1)           The date that any one person, or more than one person acting as a “Group” (as defined below), acquires ownership of stock of the Company that, together with stock held by such person or Group, constitutes more than 50% of the total fair market value or total voting power of the stock of the Company.  If any one person or more than one person acting as a Group is considered to own more than 50% of the total fair market value or total voting power of the stock of the Company, the acquisition of additional stock by the same person or persons will not be considered to be a “Change of Control.”  In addition, the acquisition of stock by a “Permitted Transferee” (as defined below) will be disregarded for purposes of this paragraph (1) and will not be treated as a Change of Control.  This paragraph (1) only applies when there is a transfer of stock of the Company (or issuance of stock of the Company) and stock in the Company remains outstanding after the transaction.

i

(2)           The date that any one person, or more than one person acting as a Group, acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or persons) assets from the Company that have a total “Gross Fair Market Value” equal to or more than 50% of the total Gross Fair Market Value of all of the assets of the Company immediately prior to such acquisition or acquisitions.  For this purpose, “Gross Fair Market Value” means the value of the assets of the Company, or the value of the assets being disposed of, determined without regard to any liabilities associated with such assets.  This clause (2) shall not apply to any transfer to an entity that is controlled by the shareholders of the Company immediately after the transfer.  In addition, a transfer of assets by the Company shall be disregarded if the assets are transferred to:  (i) a shareholder of the Company immediately before the asset transfer in exchange for or with respect to its stock; (ii) an entity, 50% or more of the total value or voting power of which is owned, directly or indirectly, by the Company; (iii) a person, or more than one person acting as a Group, that owns, directly or indirectly, 50% or more of the total value or voting power of all of the outstanding stock of the Company; (iv) an entity, at least 50% of the total value or voting power of which is owned, directly or indirectly, by a person described in clause (iii); or (v) a Permitted Transferee, as defined below.  For purposes of this section, a person’s status is determined immediately after the transfer of the assets.  A transfer to an entity shall be disregarded for purposes of this Section, and will not be treated as a Change of Control, if immediately after such transfer Permitted Transferees own a majority of each and every class of outstanding stock or other ownership interest of the entity to which the assets are transferred.

For purposes of this Section, persons will be considered to be acting as a “Group” if they are owners of a corporation that enters into a merger, consolidation, purchase or acquisition of stock (in the case of a transaction described in clause (1)) or assets (in the case of a transaction described in clause (2)), or a similar business transaction with the Company.  If a person, including an entity, owns stock in both corporations that enter into a merger, consolidation, purchase or acquisition of stock, or similar transaction, such shareholder is considered to be acting as a Group with other shareholders in a corporation prior to the transaction giving rise to the change and not with respect to the ownership interest in the other corporation.  Persons will not be considered to be acting as a Group solely because they purchase or own stock of the same corporation at the same time, or as a result of the same public offering.

The transfer of stock or assets of the Company in connection with a bankruptcy filing by or against the Company under Title 11 of the United States Code will not be considered to be a Change of Control for purposes of this Plan.

(f)          “Clawback Period” shall have the meaning ascribed to it in Section 3.2(a) (Clawback Provision – Terms).

(g)          “Code” means the Internal Revenue Code of 1986, as amended from time to time.

(h)          “Company” means Investors Mortgage Holdings, Inc.

(i)          “Disabled” means either that the Participant is, by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, receiving income replacement benefits for a period of not less than 3 months under an accident and health plan covering employees of the Company.

(j)          “Effective Date” means July 1, 2007.

(k)          “ERISA” means the Employee Retirement Income Security Act of 1974, as amended from time to time.

(l)          “Fair Market Enterprise Value” shall have the meaning ascribed to it in Section 5.2 (Share Value).

(m)          “Normal Retirement Age” means age 65.

(n)          “Participant” means any individual who receives a grant of an SAR.

(o)          “Participation Agreement” means the Agreement pursuant to which a Participant receives an award of SARs.

(p)          “Permitted Transferees” means and includes (1) Shane Albers and Will Meris; (2) any descendant of Mr. Albers or Mr. Meris; (3) any trust, partnership, corporation, limited liability company, limited liability partnership, or other entity established or created by Mr. Albers or Mr. Meris, but only if and so long as Mr. Albers or Mr. Meris or members of their immediate families is or are the owners or holders of a majority of all classes or forms of ownership or beneficial interests in such entity that have a right to vote with respect to the management or operation of the affairs of such entity; (4) any “employee benefit plan” (as such term is defined in ERISA) for the benefit of some or all of the employees of the Company or any Affiliate; (5) any Participant in this Plan; and (6) any other individual or entity who has entered into an agreement with the Company pursuant to which such individual or entity has received an actual or notional equity based award in connection with the performance of services for the Company.

(q)          “Plan” means the Investors Mortgage Holdings, Inc. Management Incentive Plan, as set forth in this document and as it may be amended from time to time.

(r)          “Plan Administrator” means the Board of Directors of the Company, unless Board of Directors of the Company appoints a committee or other individual to serve as the Plan Administrator pursuant to Section 9.2 (Creation of Committee).

(s)          “Plan Year” means, generally, a 12-month period, commencing on each January 1 and ending each following December 31.  The initial Plan Year shall commence on the Effective Date and end on December 31, 2007.

(t)          “Separation from Service” means either (1) the termination of a Participant’s employment with the Company and all Affiliates due to death, retirement or other reasons or (2) a permanent reduction in the level of bona fide services the Participant provides to the Company to an amount that is no more than 25% of the average level of bona fide services the Participant provided to the Company in the immediately preceding 12 months, with the level of bona fide service calculated in accordance with Treas. Reg. § 1.409A-1(h)(1)(ii).  The Participant’s employment relationship is treated as continuing while the Participant is on military leave, sick leave, or other bona fide leave of absence (if the period of such leave does not exceed six months, or if longer, so long as the Participant’s right to reemployment with the Company or an Affiliate is provided by either statute or contract).  If the Participant’s period of leave exceeds six months and the Participant’s right to reemployment is not provided either by statute or by contract, the employment relationship is deemed to terminate on the first day immediately following the expiration of such six-month period.  Whether a termination of employment has occurred will be determined based upon all of the facts and circumstances and in accordance with regulations issued by the United States Treasury Department pursuant to Section 409A of the Code.

(u)          “Share Value” shall have the meaning ascribed to it in Section 5.2 (Share Value).

(v)          “Specified Employee” means certain officers and highly compensated employees of the Company as defined in Treas. Reg. § 1.409A-1(i), and as determined in accordance with such procedures as may be adopted from time to time by the Plan Administrator.  The identification date for determining whether any employee is a Specified Employee during any Plan Year shall be the date specified by the Plan Administrator in compliance with the above-noted regulations.

(w)          “Specified Date Redemption” shall have the meaning ascribed to it in Section 7.1(a) (Redemptions – Specified Date Redemptions).

(x)          “Stock Appreciation Right” or “SAR” means the contractual right to receive a payment equal to the appreciation, if any, in the Share Value from the Base Value as determined in accordance with Section 5.1 (SAR Value).

(y)          “Valuation Consultant” shall have the meaning ascribed to it in Section 5.2 (Share Value).

(z)          “Valuation Date” means the last day of each Plan Year.